Tenet Signs National Clean Energy Strategic Cooperation Agreement with State Owned Power Company

Toronto, Ontario--(Newsfile Corp. - June 23, 2022) - Tenet Fintech Group Inc. (CSE: PKK) (OTC PINK: PKKFF) ("Tenet" or the "Company"), an innovative AI service provider and operator of the Business Hub™, today announced that it has signed a national strategic cooperation agreement with China's Shanghai Electric Power Company (SEPC) to help the country with the implementation of its policy to have its carbon emissions peak by 2030 and achieve carbon neutrality by 2060.

Ever since China's pledge to the world in 2020 to be carbon neutral by 2060, the government has adopted policies and allocated significant resources to promote and develop clean energy projects and initiatives throughout the country. Naturally, state-owned energy and engineering companies such as SEPC are expected to play major roles in helping slowly wean China off fossil fuels. Those companies have been investing heavily in technology and partnering with clean energy solution providers such as Tenet to advance the country's renewable energy agenda. Named after China's 2020 pledge, Tenet's i3060 clean energy platform was introduced to SEPC as a tool used to digitize the feasibility and life cycle of a variety of clean energy projects. For instance, with i3060, virtually every rooftop in the country could potentially be converted into a small solar power plant not only potentially capable of meeting the energy needs of the business or residence under the roof, but also able to sell any excess energy produced to the energy grid.

SEPC and Tenet have agreed to partner up to prepare, present and promote nationwide solar power project proposals to the entities responsible for awarding the implementation of such projects. The proposed projects will run through the i3060 platform while SEPC will fund, manage and operate them.

SEPC is a century old subsidiary of State Power Investment Corporation and one of China's most important energy corporations. From its very beginning, SEPC has been dedicated to providing the Chinese population with clean alternative sources of energy. Although today's announced agreement is between Tenet and SEPC, the Company is currently working with China Energy Engineering Corp. (CEEC) on an ongoing pilot project in six cities highlighting i3060's capabilities and expects to have a similar strategic cooperation agreement in place with CEEC in the near future.

"When it comes to the renewable energy sector, competition must be put aside for the greater good of achieving our national objectives," said Mr. Jinbo Li, SEPC's General Chief Engineer. "We are excited about this partnership with Tenet and we look forward to potentially working with other energy and technology companies to continue to move the country's renewable energy commitment forward and possibly explore opportunities beyond China". According to Engineering News-Record, 8 of the top 10 global contractors were from China in 2021, with CEEC's contracting division coming in just outside of the top 10 at number 13.

"This partnership has been several months in the making and I want to thank Mr. Li and SEPC for their patience and this opportunity to allow us to showcase our value proposition to China's renewable energy sector," commented Liang Qiu, CEO of Tenet Asia. "Given the increasingly important roles that energy and engineering companies like SEPC and CEEC and their contractors play in clean energy projects around the world, and i3060's capabilities, we look forward to working with our renewable energy partners for projects in China and firmly expect to also obtain our fair share of projects outside of China in the coming months and years".

About Tenet Fintech Group Inc.:

Tenet Fintech Group Inc. is the parent company of a group of innovative financial technology (Fintech) and artificial intelligence (AI) companies. All references to Tenet in this news release, unless explicitly specified, includes Tenet and all its subsidiaries. Tenet's subsidiaries provide various analytics and AI-based services to businesses and financial institutions through various Business Hubs™ to create a global ecosystem where analytics and AI are used to create opportunities and facilitate B2B transactions among its members. Please visit our website at: http://www.tenetfintech.com

For more information, please contact:

CHF Capital Markets

Cathy Hume, CEO

416-868-1079 ext.: 251
cathy@chfir.com

MZ Group - MZ North America

Mark Schwalenberg, CFA
312-261-6430
mark.schwalenberg@mzgroup.us

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Forward-Looking Statements / Information:

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